SECURITI 15027538 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/14 and ending 06/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Topeka Capital Markets, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Wall Street, 17th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Michael A. Jackson (212) 709-5701
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael A. Jackson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Topeka Capital Markets, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Michael A. Jackson
CEO

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

TOPEKA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2015

TOPEKA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Topeka Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Topeka Capital Markets, Inc. (the Company) as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Topeka Capital Markets, Inc. as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 25, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

TOPEKA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$	14,911
Receivable from broker/dealers		943,671
Property and equipment, net		40,063
Restricted cash		81,897
Other assets		40,772
TOTAL ASSETS	$	1,121,314

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Liabilities		
Accounts payable and accrued expenses	$	421,750
Deferred rent		51,156
Total liabilities		472,906
Liabilities subordinated to the claims of general creditors		1,569,000
Stockholders' deficiency		
Class A Common stock, no par value, 22,750 shares authorized, 11,375 issued and outstanding		-
Class B Common stock, $.001 par value, 17,487 shares authorized, issued and outstanding		17
Class C Common stock, $.001 par value, 57,390 shares authorized, 5,739 issued and outstanding		6
Class D Common stock, $.001 par value, 12,300 shares authorized, 6,150 issued and outstanding		6
Class E Common stock, $.001 par value, 40,896 shares authorized, 20,448 issued and outstanding		20
Class F Common stock, $.001 par value, 10,116 shares authorized, -0- issued and outstanding		-
Class G Common stock, $.001 par value, 3,066 shares authorized, 1,533 issued and outstanding		2
Series A Preferred stock, $.001 par value 10,116 shares authorized, 10,116 issued and outstanding		10
Additional paid-in capital		9,874,939
Accumulated deficit		(10,795,592)
Total stockholders' deficiency		(920,592)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$	1,121,314

See accompanying notes to financial statement

1. Nature of business and summary of significant accounting policies

Nature of Business

Topeka Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Delaware on May 4, 2010. The Company commenced operations on April 1, 2011. The Company's operations consist primarily of engaging in brokerage transactions for institutional investors and providing research services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on August 25, 2015. Subsequent events have been evaluated through this date.

Restricted Cash

The Company has restricted cash in a money market account as a security deposit for one of its office locations.

Commission Revenue and Expense Recognition from Securities Transactions and Research Commissions

Research and trading commissions from clients and the related revenues and expenses are recorded on a trade-date basis. Research revenues from clients for payment of the research product are recorded as invoiced and earned. Management estimates an allowance for research receivables based on historical collectability. In the opinion of management at June 30, 3015, all research receivables were considered collectible and no allowance is necessary.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture and fixtures	5 years	Straight-line
Computer equipment	3 years	Straight-line
Leasehold improvements	5 years	Straight-line

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would increase stockholders' deficiency. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At June 30, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Liquidity, going concern consideration and managements' plan

Since commencement of operations, the Company has incurred net losses, negative cash flows from operations and has an accumulated deficit. The Company has relied on financing from their stockholders and will continue to need additional financing until it achieves profitable operations and positive cash flows from operations. This is a direct result of Management's conscious effort to invest in its business to build out its research offering and trading platform. Management plans to fund these investments while working to achieve positive cash flow by issuing equity to its existing stockholders including the CEO, COO and Head of Business Development or by issuing equity to new strategic investors. The Company has significantly increased its customer base in each of the past four fiscal years and has seen revenues increase accordingly. The Company plans to continue adding customers as it expands its business offerings in an effort to achieve profitable operations. Management is also working closely with new and existing customers to deepen relationships. This should result in higher revenues and a reduced sales cycle, which will result in payment for services occurring in a more timely manner. There can be no assurance that the Company will be successful in these efforts or that available capital will be sufficient to fund future operations. The failure to do so would raise substantial doubt as to the Company's ability to continue as a going concern. No adjustment has been made in the financial statements of the Company to the amounts and classifications of assets and liabilities which could result should the Company be unable to continue as a going concern.

3. Property and equipment

Details of property and equipment at June 30, 2015 are as follows:

Computer equipment	$ 348,806
Leasehold improvements	12,362
Furniture and fixtures	98,110
	459,278
Less: accumulated depreciation and amortization	419,215
	$ 40,063

Depreciation expense amounted to $44,706 for the year ended June 30, 2015.

4. Liabilities subordinated to claims of general creditors

At June 30, 2015, the Company had two subordinated loan agreements with a stockholder which were in accordance with agreements approved by FINRA in the amount of $1,000,000 and $600,000 respectively. Both agreements mature on April 1, 2021. The borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. A principal payment of $31,000 was made during the fiscal year ended June 30, 2013. FINRA reviewed the transaction and did not require any adjustment. Interest shall be accrued quarterly at the three month LIBOR rate plus 1%. At June 30, 2015, $1,569,000 was outstanding under the loan agreements.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company's net capital was $140,623, which was $90,623 in excess of its requirement. The Company's aggregate indebtedness to net capital ratio was 3.36 to 1.

6. Income taxes

At June 30, 2015, the Company has federal and state net operating loss carry forwards (NOLs) of approximately $10,427,000 for federal and $10,247,000 for state, which expire in 2031. The deferred tax asset from the Company's NOLs is approximately $4,918,000. A valuation allowance for the full amount of the deferred tax asset has been established. The change in the valuation allowance for the year ended June 30, 2015 was approximately $88,000.

7. Off-balance sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The due from broker is pursuant to this clearing agreement and includes a clearing deposit of $500,000.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

9. Common stock, preferred stock and option

The Company has seven classes of authorized common stock and one class of authorized preferred stock. Class A common stock has voting rights. All other classes of common stock are non-voting. Holders of Classes A, B, C and D common stock will share equally, on a per share basis, in any dividends declared by the Board of Directors and in the event of an involuntary liquidation, dissolution or winding up. Holders of Class G common stock will receive a regular monthly dividend as defined in the Fourth Amended and Restated Investor Right Agreement. The Company has also issued non-voting Series A preferred stock. The preferred stock is convertible into shares of Class F common stock immediately upon the Company meeting certain targets or at the request of a majority of the holders of the preferred stock. Class E common stock is solely held by senior management and does not participate in any dividend distributions. Immediately prior to the Company effecting an initial public offering of shares of Class A common stock pursuant to a registration statement under the Securities Act of 1933, all outstanding shares of non-voting common stock shall automatically convert into one share of Class A common stock. If any stockholder is deemed to possess excess shares of Class A common stock, those shares will convert into Class B non-voting common stock.

Pursuant to an unqualified agreement dated September 27, 2012, the Company granted an officer the option to purchase 640 shares of Class C non-voting common stock.

10. Commitments and contingencies

The Company rents office space in Chicago, San Francisco, Boston, Los Angeles, San Diego, Atlanta, Baltimore and New York City under eight non-cancellable operating leases. The Chicago lease expires on December 31, 2015 and calls for monthly payments of $2,139 plus any taxes and fees. The San Francisco lease expires on June 30, 2016 and calls for monthly payments of $2,495 plus any taxes and fees. The Boston lease expires on December 31, 2015 and calls for monthly payments of $2,402 plus any taxes and fees. The Los Angeles lease expires January 31, 2016 and calls for monthly payments of $1,613 plus any taxes and fees. The San Diego lease expires on October 31, 2017 and calls for monthly payments of $2,500 plus any taxes and fees. The Atlanta lease expires on October 31, 2015, and calls for monthly payments of $400 plus any taxes and fees. The Baltimore lease expires on October 31, 2015 and calls for monthly payments of $1,332 plus any taxes and fees. The New York City lease expires on June 30, 2021 and calls for monthly payments of $19,151 through June 11, 2016 and $20,892 through the remainder of the lease. Rent includes a base rent and additional charges for taxes and fees.

The Company signed a new lease agreement with a key vendor for 40 months beginning on January 1st 2015 at $50,070 per month. The renegotiation of this agreement allowed for the reduction of $376,830 in liabilities during the course of the fiscal year. This amount is included as a reduction in communications and data processing expense on the statement of operations.

Aggregate future lease payments subsequent to June 30, 2015 are approximately as follows:

Years ending June 30,	
2016	$ 936,000
2017	882,000
2018	761,000
2019	251,000
2020	251,000
Thereafter	251,000
	$ 3,332,000

11. Retirement Plan

The Company sponsors a 401(k) plan covering substantially all employees meeting certain eligibility requirements. The plan allows for employees to contribute on a pre-tax basis amounts based on their compensation. In addition, the Company's annual contribution is discretionary and made to each employee's account through a matching contribution. There was no Company contribution for the year ended June 30, 2015.

12. Subsequent Events

On August 7, 2015 a certain member of the Company's management contributed $300,000 in additional paid-in capital.